FEMSA completes divestiture of its refrigeration and foodservice equipment operations to Mill Point Capital

Monterrey, Mexico, November 4, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced the successful closing of its previously disclosed divestiture on July 17, 2024, with Mill Point Capital LLC, of its refrigeration and foodservice equipment operations, Imbera and Torrey, for a total amount of $8,000 million pesos, on a cash-free, debt-free basis.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About Mill Point Capital LLC
Mill Point Capital LLC is a private equity firm focused on control investments in lower-middle market companies across the Business Services, Industrials and IT Services sectors throughout North America. Mill Point’s experienced team of investors, Executive Partners and Functional Experts seek portfolio company value enhancement through rigorous implementation of transformative strategic initiatives and operational improvements. Mill Point is based in New York, NY. For more information, please visit www.millpoint.com.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	November 4, 2024	| Page 1